Mail Stop 4561

June 4, 2008

*By U.S. Mail and Facsimile to: (214) 855-8200*

Kenneth R. Dubuque
Guaranty Financial Group Inc.
1300 MoPac Expressway South
Austin, TX 78746

> **Re:** **Guaranty Financial Group Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 30, 2008**
> **File No. 333-150558**

Dear Mr. Dubuque:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A filed May 30, 2008

Recent Developments, page 3

1.  Noting your description of the investment agreement entered into between the company and TRT Financial Holdings, LLC, please expand your disclosure summarizing the material terms and conditions of such agreement to adequately inform investors of the impact of such transaction. For example, please include background information about the business of TRT and any relationships with the company prior to this transaction. Additionally, please disclose the percentage of shares of common stock outstanding that the 7,423,333 shares of common stock

sold to TRT represents and the resultant dilution to existing shareholders. Also, disclose that if the subscription rights offering is cancelled or few shares are sold, few, if any, shares of convertible preferred stock will be issued to TRT. Finally, disclose all material conditions upon which the future investment by TRT is based.

2. Please provide us supplementally with your analysis as to why the registered subscription rights offering and the private offering to TRT should not be integrated into one offering.

Risk Factors, page 11

3. Please revise the applicable risk factors on pages 14 and 15 to update the risks related to the issuance of equity securities to TRT in a private placement and the requirement that the company obtain the consent of Temple-Inland or a tax opinion reasonably acceptable to Temple-Inland in order to engage in such a transaction. Disclose if these conditions have been met.

Pricing Matters

4. Noting the contingency in the pricing, i.e., that it may change if a different price is determined for the contingent public offering, provide the staff with an analysis as to how this complies with Item 501(b)(3) of Regulation S-K and Instruction 2 to that Item requirement. Provide reference to any applicable statute, rule, regulation or No-Action letter.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any questions.

Sincerely,


Michael Clampitt
Staff Attorney


cc:    Glen Hettinger
        Fulbright & Jaworski L.L.P.
        2200 Ross Avenue, Suite 2800
        Dallas, TX 75201